July 18, 2008

R. Byron Carlock, Jr.
Chief Executive Officer
CNL Lifestyle Properties Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801

       RE: CNL Lifestyle Properties Inc.
              Post-Effective Amendment to Registration Statement on Form S-11
              File No. 333-146457
              Filed on July 9, 2008

Dear Mr. Carlock:

       This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

Supplement

1.   Please revise your description of the status of the offering to disclose the amount of shares remaining to be offered and the termination date of the offering.

2.   Please expand your disclosure regarding your current portfolio to provide segment occupancy and rent rate information and geographic diversification information. In addition, please revise your property type diversification table to subtotal each segment. Please disclose the percentage of your current portfolio leased to affiliates and third parties.

3.   Please include a summary of your loan portfolio, including original loan amount, amount outstanding, interest rate, maturity and property type securing the loan.

4.   Please expand your disclosure regarding recent acquisitions to disclose occupancy and rent rate information, information regarding whether lessee is an affiliate or third party, and information regarding the yield on the acquisitions.

5.   Please disclose any portion of the first quarter dividend sourced from other than cash from operations.

6.   Please disclose your net operating income for the quarter ended March 31, 2008 and the year ended December 31, 2007.

7.   Please revise the management compensation section to disclose the amount of fees paid to the sponsor for the quarter ended March 31, 2008 and the year ended December 31, 2007. Please break out offering fees, acquisition fees, asset management fees and back-end fees. In addition, please disclose any fees amounts that are accrued but unpaid.

* * * *

As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Richard Baltz (*via facsimile*)
        Arnold & Porter LLP